
November 10, 2020

Thurman J. Rodgers
Chief Executive Officer
Rodgers Silicon Valley Acquisition Corp
575 Eastview Way
Woodside, CA 94062

> **Re: Rodgers Silicon Valley Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted October 14, 2020**
> **CIK No. 0001828318**

Dear Mr. Rodgers:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 14, 2020

Financial Statements
Note 8 - Subsequent Events, page F-13

1. We note that your auditors completed field work and issued their report on your financial statements on October 14, 2020. We further note that footnote 8 to your financial statements is incomplete as to the date your financial statements were available to be issued. Please clarify for us how your auditors were able to issue their report if it remains unknown when your financial statements will be available to be issued.

You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso